SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 1)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Gordon R. Lewis and Michael P. Lunt Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2003
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 12 Pages)

_______________________

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 458738101	SCHEDULE 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

33,393,318
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

33,393,318
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,393,318
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.0%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 458738101	SCHEDULE 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

33,393,318
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

33,393,318
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,393,318
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.0%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alticor Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

33,393,318
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

33,393,318
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,393,318
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.0%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 5 of 12

Item 1.	Security and Issuer

          Name of Issuer:

                         Interleukin Genetics, Inc.

          Title of Class of Equity Securities:

                         Common Stock $.001 Par Value

          Address of Issuer's Principal Executive Office:

                         135 Beaver Street
                         Waltham, MA 02452

Item 2.	Identity and Background

          The contents of Item 2 of the Schedule 13D filed by Pyxis Innovations Inc. ("Pyxis"), Alticor Inc. and Alticor Holdings Inc. on March 14, 2003, are hereby incorporated by reference. All directors and officers of Pyxis, Alticor Inc. and Alticor Holdings Inc. are referred to in this Schedule 13D as the "Directors and Officers."

Item 3.	Source and Amount of Funds or Other Consideration

          The source of Pyxis' funds for the purchase is a capital contribution from Alticor Inc. The purchase price for the securities is $595,336.

          Except as stated above, none of Alticor Inc., Alticor Holdings Inc., or the Directors and Officers contributed funds or other consideration in connection with the purchase.

Item 4.	Purpose of Transaction

          On June 30, 2003, Pyxis extended a loan to the Issuer for the purpose of allowing the Issuer to repay the principal balance of $525,000 plus interest then due under promissory notes delivered by the Issuer in its bridge financing in August 2002.

          The following paragraph discusses the plans and proposals of Pyxis that relate to or result in the matters enumerated in Item 4 of this Schedule 13D as of the date of the filing. No representation is made and no reference should be drawn from omission that such plans and proposals will not change or that new plans or proposals will not be developed in the future.

          (a)     In this transaction, Pyxis extended a loan to Issuer and received the Issuer's promissory note in the original principal amount of $595,336, which note is convertible into shares of the Issuer's common stock (the "Common Stock"). The note is due June 29, 2008, bearing an interest rate of prime plus one percent, and convertible into shares of Common Stock

CUSIP NO. 458738101	SCHEDULE 13D	Page 6 of 12

at any time by Pyxis at a conversion price equal to two times the conversion price of the Issuer's Series A Preferred Stock in effect at the time of conversion.

          None of Alticor Inc., Alticor Holdings Inc., or the Directors and Officers have independent plans or proposals of the type enumerated in Item 4 of Schedule 13D that differ from those enumerated above for Pyxis.

Item 5.	Interest in Securities of the Issuer

          (a)     Pyxis beneficially owns 33,393,318 shares of the Issuer's stock, which is 59.0% of the outstanding Common Stock. Alticor Inc. and Alticor Holdings Inc. may be deemed to beneficially own the same 33,393,318 shares of the Issuer's stock.

          The number of shares reported in this Item 5(a) includes 28,157,683 shares of Common Stock issuable to Pyxis upon conversion of its 5,000,000 shares of Series A Preferred Stock and 5,235,635 shares of Common Stock issuable to Pyxis upon conversion of the reissued promissory note described in subparagraph (a) of Item 4 of this Schedule plus additional convertible notes delivered by the Issuer to Pyxis. In determining Pyxis' beneficial ownership percentage above, a division calculation is used wherein 33,393,318 is the numerator and 33,393,318 plus all shares of Common Stock outstanding is the denominator.

          The calculations in this Item 5(a) are based on the Issuer having 23,232,191 shares of Common Stock outstanding as of June 13, 2003. In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except as otherwise indicated by the Issuer. A total of 3,499,002 shares of Common Stock may be obtained upon the exercise of such outstanding rights. All information stated in this paragraph was provided by the Issuer.

          None of the other persons named in response to Item 2 of this Schedule 13D is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

          (b)     Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds.

          (c)     See Item 4 of this Schedule 13D.

          (d)     Not applicable.

          (e)     Not applicable.

          The responses to (a) of this Item 5 are "Not Applicable" for the Directors and Officers. The responses to (b) -- (c) of this Item 5 are "Not Applicable" for Alticor Inc., Alticor Holdings Inc. and the Directors and Officers.

CUSIP NO. 458738101	SCHEDULE 13D	Page 7 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The contents of Item 6 of the Schedule 13D filed by Pyxis, Alticor Inc. and Alticor Holdings Inc. on March 14, 2003, are hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

          99.1     Stock Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on March 5, 2003)
          99.2     Registration Rights Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K filed on March 5, 2003)
          99.3     Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer's Form 8-K filed on March 5, 2003)
          99.4     Amendment No. 3 to Note Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on March 5, 2003)
          99.5     Amendment No. 2 to Security Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed on March 5, 2003)
          99.6     Exclusive License Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K filed on March 5, 2003)
          99.7     Research Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group LLC (hereby incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K filed on March 5, 2003)
          99.8     Letter of Guaranty dated March 5, 2003 from Alticor Inc. (hereby incorporated by reference to Exhibit 10.14 to the Issuer's Form 8-K filed on March 5, 2003)
          99.9     Joint Filing Agreement dated March 14, 2003 between Pyxis Innovations Inc., Alticor Inc. and Alticor Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 of Pyxis' Schedule 13D filed on March 14, 2003).

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2003	PYXIS INNOVATIONS INC.

By: /s/ Michael A. Mohr
Michael A. Mohr, Secretary

CUSIP NO. 458738101	SCHEDULE 13D	Page 8 of 12

Dated: July 22, 2003	ALTICOR INC.

By: /s/ Michael A. Mohr
Michael A. Mohr, Vice President and Secretary

Dated: July 22, 2003	ALTICOR HOLDINGS INC.

By: /s/ Michael A. Mohr
Michael A. Mohr, Vice President and Secretary